

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Ophir Sternberg
President and Chief Executive Officer
Lionheart Acquisition Corp. II
4218 NE 2nd Avenue
Miami, FL 33137

> **Re: Lionheart Acquisition Corp. II**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed April 8, 2022**
> **File No. 333-260969**

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 Filed April 8, 2022

Litigation Consultants Diligence Review, page 196

1.   We note your revised disclosure in this section, which includes a summary of the Brattle Presentation that you filed as an exhibit to the registration statement and as Annex Q to the proxy statement. Please file Brattle's written consent as an exhibit to the registration statement or explain why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

Valuation Models, page 199

2.   We note the market capitalization data that you provide about the selected companies in each of the Insurance and Healthcare ($1.2 billion - $28 billion), Alternative Asset

Managers ($5 billion - $92 billion), and Data Analytics and Information Systems ($3 billion - $182 billion) groups. Please provide the rationale for choosing these specific companies in each of the three groups and if the market capitalization amounts were used to identify these companies, please explain why these amounts were used.

<u>Lionheart Acquisition Corporation II</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 5. Related Party Transactions, page F-16</u>

3.   Please revise your disclosure to incorporate your amended disclosure for the related party transactions with your general legal counsel as disclosed on page 72 of your filing.

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven D. Pidgeon